L-3 Communications Corporation

600 Third Avenue, 34th Floor

New York, NY 10016

212-805-5261 Fax 212-805-5264

Ralph G. D’Ambrosio Senior Vice President and Chief Financial Officer

August 26, 2014

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	L-3 Communications Holdings, Inc.

L-3 Communications Corporation

Form 10-K for the Year Ended December 31, 2013

Filed February 25, 2014

Form 8-K filed July 31, 2014

Response dated July 30, 2014

File No. 001-14141

File No. 333-46983

Dear Mr. Spirgel:

We are writing to respond to the comment letter of the staff of the Securities and Exchange Commission, dated August 13, 2014, relating to the above-referenced documents. In that letter, you asked that we respond to the comments within 10 business days or advise the staff when we will respond. As discussed, we respectfully advise the staff that we do not expect to be in a position to respond within the 10 business day period, as we continue to work on our response and anticipate that we will require additional time in order to respond fully to your letter. We currently expect to respond no later than September 10, 2014. In the meantime, please do not hesitate to contact me. I can be reached at (212) 805-5261.

Sincerely,

/s/ Ralph G. D’Ambrosio
Ralph G. D’Ambrosio
Senior Vice President and Chief Financial Officer